January 5, 2026

Robert J. Hariri
Chief Executive Officer
Celularity Inc.
170 Park Avenue
Florham Park, NJ 07932

        Re: Celularity Inc.
            Registration Statement on Form S-1
            Filed December 31, 2025
            File No. 333-292515
Dear Robert J. Hariri:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Jeffrey J. Fessler, Esq.